SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 27, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on August 27, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 27 August 2010
ING to sell its stake in Canadian property portfolio
ING announced today that it has agreed to sell its 50% stake in ING Summit Industrial Fund LP (“Summit”), a Canadian light industrial property portfolio to a joint venture between KingSett Capital and Alberta Investment Management Corporation (AIMCo).
“As we focus on improving the performance of the Banking and Insurance businesses, managing risk and our business portfolio remain important priorities,” said Jan Hommen, CEO of ING Group. “This transaction is in line with ING’s stated objective of reducing its exposure to the real estate industry.”
The transaction value for 100% of Summit is approximately CAD 2.0 billion and includes assumed debt. In addition to its direct investment in Summit, ING has an indirect participation through its 7.8% unit holding of ING Industrial Fund (IIF), an ING-managed listed property fund in Australia which owns the remaining 50% in Summit. As part of the transaction, IIF has agreed to simultaneously sell its stake in Summit to KingSett/AIMCo. Consequently, ING’s indirect participation in Summit will end as well. Separately, ING has agreed to sell ING Real Estate Canada, the manager of Summit, to KingSett/AIMCo for an undisclosed amount.
The transaction is not expected to have a material impact on ING Group’s results and capital ratios and is expected to close in the fourth quarter of 2010, subject to regulatory approvals. The transaction will not affect the earlier announced evaluation of the position of ING Real Estate Investment Management within the bank. This separate process is ongoing.
Summit is a real estate investment fund that focuses on Canadian light industrial real estate. The fund’s portfolio comprises over 400 industrial properties located primarily in major metropolitan markets in Canada.
KingSett Capital is Canada’s leading private equity real estate investment business co-investing with pension funds and high net worth individuals. AIMCo is one of Canada’s largest institutional investors. It manages about CAD 70 billion of Alberta public sector pension and endowment assets, including a real estate portfolio valued in excess of CAD 5 billion.

Press enquiries	Investor enquiries
Victorina de Boer	Alexander Mollerus
+31 20 541 5469	+31 20 541 6482
victorina.de.boer@ing.com	alexander.mollerus@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 3O June 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: August 27, 2010